FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Harvest Operations Corp. (the "Corporation")
1500, 700 – 2nd Street S.W.
Calgary, Alberta T2P 2W1

2.	Date of Material Change

March 30, 2015

3.	News Release

A news release disclosing the nature and substance of the change described in this material change report was issued on March 31, 2015 through the facilities of Marketwire.

4.	Summary of Material Change

As of March 30, 2015, the Corporation reached an agreement in principle with its lenders to amend the terms of its existing credit facility and replace it with an amended and up to $1.0 billion syndicated revolving credit facility maturing April 30, 2017.

5.	Full Description of Material Change

The Corporation has reached an agreement in principle with its lenders to amend the terms of its existing credit facility and replace it with an up to $1.0 billion syndicated revolving credit facility maturing April 30, 2017. As at March 31, 2015, the Corporation received lending commitments from its lenders in the amount of $940 million. The amended credit facility will be guaranteed by the Corporation’s parent company, Korea National Oil Corporation (KNOC). Under the amended facility, applicable interest and fees will be based on a margin pricing grid based on the Moody’s and S&P credit ratings of KNOC. The financial covenants under the existing credit facility will be cancelled and replaced with a new covenant: Total Debt to Capitalization ratio of 70% or less. The closing of the amended credit facility is expected on or before April 16, 2015.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Grant Ukrainetz, Vice President & Treasurer of HOC, by telephone at (403) 265-1178.

9.	Date of Report

March 31, 2015.